Mail Stop 6010


      June 28, 2005


Via U.S. Mail and Facsimile to (978) 777-6570

William J. Schmidt
Chief Financial Officer
Ibis Technology Corporation
32 Cherry Hill Drive
Danvers, MA 01923


	Re:	Ibis Technology Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
		Filed March 31, 2005
		Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No. 000-23150

Dear Mr. Schmidt:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do no intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the Year Ended December 31, 2004

Management Discussion and Analysis of Financial Condition and
Results
of Operations, page 23

Liquidity and Capital Resources, page 30

1. We note that you engaged in "cost savings measures" which included the layoff of employees and the discontinuance of the wafer manufacturing business. Please expand MD&A in future filings to make quantified disclosure about anticipated and actual cost savings derived from your cost saving measures during the periods presented.
Your disclosures should fully conform to the guidance set forth in the Question under "Disclosures" to SAB Topic 5-P. Refer to the next to last paragraph to the referenced Question.

2. We see that in June of 2003 you entered into an agreement with a financing agent to obtain payment for products on an expedited basis.
Please tell us more about this agreement and how it impacted your results from operations and revenue recognition.

Note 5. Inventories, page 45

3. We note that you transferred equipment from property and equipment to inventory in 2004. Tell us more about your accounting for this transfer and demonstrate that your accounting complies with GAAP.
Also, confirm that the inventory is stated at the lower of cost or market in accordance with ARB 43.

 (9) Accrued Liabilities, page 49

4. Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45. Alternatively, tell us why you believe such disclosures are not required.

(17) Discontinued Operation, page 53
5. We note that you recorded $11.1 million impairment charge related to wafer manufacturing inventory and fixed assets in 2003. For assets write-downs, you should provide all of the disclosures required by SFAS 144, as applicable. Specifically, tell us and disclose in future filings the following; (i) the original and adjusted cost basis of the assets; (ii) the method utilized for determining their fair value; (iii) the expected nature and timing for the disposal of these assets; and (iv) the expected proceeds from their disposal.

6. Refer to your disposal of your wafer manufacturing business.
Explain the nature of any significant costs allocated to
discontinued
operations.  Indicate the basis for the allocation and state whether
any of these costs were expected to be recurring.  Refer to SFAS
144
in your response.
Form 10-Q for the Fiscal-Quarter Ended March 31, 2005

Part I - Item 4, page 21

7. We note your disclosure that management has concluded that your disclosure controls and procedures are "adequate and effective to ensure that material information relating to the company was made known to them by others within the company, particularly during the period in which this Quarterly Report on Form 10-Q was prepared." Please address the following in your future filings:
* Revise to eliminate the term "adequate" as it is not defined under
Rule 13a-15(e).
* Revise the language that appears after the word "effective" so that it is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.



								Sincerely,



								Angela Crane
								Branch Chief

William J. Schmidt
Ibis Technology Corporation
June 28, 2005
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